Exhibit 1.1

SIXTH AMENDMENT TO CREDIT AGREEMENT

THIS SIXTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) dated as of July 30, 2021, is by and between BANK OF AMERICA, N.A. (the “Bank” or the “Lender”), and BOWMAN CONSULTING GROUP, LTD., a Delaware corporation (the “Borrower”).

The Borrower and the Bank are parties to a Credit Agreement dated as of August 24, 2017 (as amended from time to time, the “Credit Agreement”), and they now desire to amend certain provisions of the Credit Agreement as provided herein.

Accordingly, for and in consideration of the premises and the mutual covenants contained herein, the receipt and sufficiency of which consideration are hereby mutually acknowledged, the Borrower and the Bank hereby agree as follows:

1. Capitalized Terms; Effective Date. Capitalized terms used in this Amendment which are not otherwise defined herein shall have the meanings assigned thereto in the Credit Agreement, as amended by this Amendment (the Credit Agreement, as amended by this Amendment, being hereinafter referred to as the “Credit Agreement” and the Credit Agreement together with all other documents now or hereafter delivered by Borrower or any Person in connection with the Credit Agreement being called the “Loan Documents”). Except as expressly provided to the contrary herein, all amendments to the Credit Agreement set forth herein shall be effective as of the date of this Amendment.

2. Definitions.

(a) The following defined terms in Section 1 of the Credit Agreement are hereby amended and restated in their entirety as follows:

1.26 “Funded Debt” means all outstanding liabilities for borrowed money and other interest-bearing liabilities, including current and long-term debt, provided, however, that for purposes of calculating the Funded Debt to EBITDA Ratio, unrestricted cash amounts in excess of $6,000,000 shall be subtracted from the calculation of Funded Debt.

1.34 “Permitted Acquisitions” means any Acquisition consisting of a single transaction or a series of related transactions by the Borrower so long as (i) no event of default under this Agreement has occurred and is continuing or would exist after giving effect to such Acquisition, (ii) immediately prior to and after giving effect to such Acquisition, the Borrower shall be in compliance with financial covenants set forth in this Agreement on a pro-forma basis, (iii) the Total Consideration for any single Acquisition does not exceed $5,000,000 and the Total Consideration in any twelve month period does not exceed $25,000,000; and (iv) at the time and after giving effect to each such Acquisition, the sum of the Borrower’s unencumbered cash and availability under Facility No. 1 shall not be less than $10,000,000. For purposes hereof, “Total Consideration” shall exclude the value of any equity of the Borrower which has been issued as part of the purchase price in connection with any Acquisition.

(b) The following defined terms are added to Section 1 of the Credit Agreement in alphabetical order:

Available Tenor: means as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for the Benchmark that is or may be used for determining the length of an Interest Period; or (b) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.

Benchmark: means initially, LIBOR; provided, that if a replacement of the Benchmark has occurred pursuant to Section 3.9 of the Sixth Amendment, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior Benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.

Benchmark Replacement: means (a) for purposes of Section 3.9(a) of the Sixth Amendment, the first alternative set forth below that can be determined by Bank:

(i) the sum of (A) Term SOFR plus (B) 0.11448% (11.448 basis points) for an Available Tenor of one month, 0.26161% (26.161 basis points) for an Available Tenor of three months, 0.42826% (42.826 basis points) for an Available Tenor of six months, and 0.71513% (71.513 basis points) for an Available Tenor of 12 months; or

(ii) the sum of (A) Daily Simple SOFR plus (B) 0.11448% (11.448 basis points);

provided, that if initially LIBOR is replaced with the rate contained in clause (ii) above (Daily Simple SOFR plus the applicable spread adjustment) and subsequent to such replacement, Bank determines that Term SOFR has become available and is administratively feasible for Bank in its discretion, and Bank notifies Borrower of such availability, then (a) from and after the beginning of the Interest Period, relevant interest payment date or payment period for interest calculated, in each case, commencing no less than 30 days after the date of such notice, the Benchmark Replacement shall be as set forth in clause (i) above; and (b) for purposes of Section 3.9(b) of the Sixth Amendment, the sum of (i) the alternate benchmark rate and (ii) an adjustment (which may be a positive or negative value or zero), in each case that has been selected by Bank and Borrower as the replacement Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by a Relevant Governmental Body, for U.S. Dollar-denominated syndicated credit facilities at such time. If the Benchmark Replacement as determined above would be less than 0% at any time, it shall be deemed to be 0% for purposes of this Agreement and the other Loan Documents. Any Benchmark Replacement shall be applied in a manner consistent with market practice; provided, that to the extent such market practice is not administratively feasible for Bank, it shall be applied in a manner as otherwise reasonably determined by Bank.

Benchmark Replacement Conforming Changes: means with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of Base Rate, Business Day or Interest Period, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, applicability and length of lookback periods, applicability of breakage provisions, and other technical, administrative or operational matters) that Bank decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by Bank in a manner substantially consistent with market practice (or, if Bank decides that adoption of any portion of such market practice is not administratively feasible or if Bank determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as Bank decides is reasonably necessary in connection with administration of this Agreement and the other Loan Documents).

Benchmark Transition Event: means with respect to any then-current Benchmark (other than LIBOR), the occurrence of a public statement or publication of information by or on behalf of the administrator of such Benchmark or a Governmental Authority with jurisdiction over such administrator announcing or stating that all Available Tenors are or will no longer be representative, or made available, or used for determining the interest rate of loans, or shall or will otherwise cease, provided, that, at the time of such statement or publication, there is no successor administrator satisfactory to Bank that will continue to provide any representative tenors of such Benchmark after such specific date.

Daily Simple SOFR: means with respect to any applicable determination date, the secured overnight financing rate published on such date by FRBNY, as administrator of the benchmark (or a successor administrator), on FRBNY’s website (or any successor source).

Early Opt-in Election: means the occurrence of (a) a determination by Bank, or a notification by Borrower to Bank that Borrower has made a determination, that U.S. Dollar-denominated syndicated credit facilities currently being executed, or that include language similar to that contained in Section 3.9 of the Sixth Amendment, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace LIBOR; and (b) the joint election by Bank and Borrower to replace LIBOR with a Benchmark Replacement.

FRBNY: means the Federal Reserve Bank of New York.

Other Rate Early Opt-in: means Bank and Borrower Agent have elected to replace LIBOR with a Benchmark Replacement other than a SOFR-based rate pursuant to (a) an Early Opt-in Election and (2) Section 3.9(b) of the Sixth Amendment and clause (b) of the definition of Benchmark Replacement.

Relevant Governmental Body: means the Board of Governors of the Federal Reserve System or FRBNY, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or FRBNY, or any successor thereto.

Sixth Amendment: means that certain Sixth Amendment to Credit Agreement by and between the Borrower and the Bank.

SOFR: the secured overnight financing rate published on such date by FRBNY.

SOFR Early Opt-in: Bank and Borrower Agent have elected to replace LIBOR pursuant to (a) an Early Opt-in Election and (b) Section 3.9(a) of the Sixth Amendment and clause (a) of the definition of Benchmark Replacement.

Term SOFR: for the applicable corresponding tenor (or if any Available Tenor of a Benchmark does not correspond to an Available Tenor for the applicable Benchmark Replacement, the closest corresponding Available Tenor and if such Available Tenor corresponds equally to two Available Tenors of such Benchmark Replacement, the corresponding tenor of the shorter duration shall be applied), the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

3. Amendments to Credit Agreement. The Borrower and the Bank agree that the following provisions of the Credit Agreement are amended as follows:

3.1. Availability Period. The first paragraph of Section 2.2 of the Credit Agreement is amended and restated in its entirety to read as follows:

The Revolving Line of Credit is available between the date of this Agreement and July 31, 2023 or such earlier date as the availability may terminate as provided in this Agreement (the “Facility No. 1 Expiration Date”).

3.2. Conditions to Availability of Credit. Section 2.3 of the Credit Agreement is amended and restated in its entirety to read as follows:

2.3 Conditions to Availability of Credit.

In addition to the items required to be delivered to the Bank under Section 7.2, the Borrower will promptly deliver the following to the Bank at any time that the outstanding principal balance of Facility No 1 exceeds $5,000,000 a borrowing base certificate, in form and detail satisfactory to the Bank, in the format of Exhibit A-1, calculated by the Borrower and setting forth the Borrowing Base on which the requested extension of credit is to be based. In addition, the Borrower shall only be required to deliver a detailed aging of the Borrower Eligible Receivables and summary aging by vendor of accounts payable as required under Section 7.2 (f) and (g) of the Credit Agreement, when the outstanding principal balance of Facility No 1 exceeds $5,000,000.

Further, upon written request of the Bank, the Borrower will promptly deliver to Bank:

(a) Copies of the invoices or the record of invoices from the Borrower’s sales journal for such Eligible Receivables and a listing of the names and addresses of the debtors obligated thereunder.

(b) Copies of the delivery receipts, purchase orders, shipping instructions, bills of lading and other documentation pertaining to such Eligible Receivables.

(c) Copies of the cash receipts journal pertaining to the borrowing base certificate.

3.3. Applicable Rate. Section 2.6 of the Credit Agreement is amended and restated in its entirety to read as follows:

2.6 Applicable Rate. The Applicable Rate shall be the following amounts per annum, based upon the ratio of Funded Debt to EBITDA (the “Financial Test”), as set forth in the most recent compliance certificate (or, if no compliance certificate is required, the Borrower’s most recent financial statements) received by the Bank as required in the Covenants section; provided, however, from the date hereof until the date on which Bank has received the first compliance certificate or financial statement from the Borrower, the Applicable Rate shall be equal to the LIBOR Daily Floating Rate plus two percent (2.00%).

Applicable Rate (in percentage points per annum)
Pricing Level	Funded Debt to EBITDA	LIBOR Daily Floating Rate +
1	Greater than 3.0 to 1.0	2.60%
2	Greater than or equal to 2.5 to 1.0 but less than or equal to 3.0 to 1.0	2.30%
3	Less than 2.5 to 1.0	2.00%

The Applicable Rate shall be in effect from the date the most recent compliance certificate or financial statement is received by the Bank until the date the next compliance certificate or financial statement is received; provided, however, that if the Borrower fails to timely deliver the next compliance certificate or financial statement, the Applicable Rate from the date such compliance certificate or financial statement was due until the date such compliance certificate or financial statement is received by the Bank shall be the highest pricing level set forth above.

If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Bank determines that (i) the Financial Test as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Financial Test would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Bank an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. The Bank’s acceptance of payment of such amounts will not constitute a waiver of any default under this Agreement. The Borrower’s obligations under this paragraph shall survive the termination of this Agreement and the repayment of all other obligations.

3.4. Funded Debt to EBITDA Ratio. Section 7.3 of the Credit Agreement is amended and restated in its entirety to read as follows:

7.3 Funded Debt to EBITDA Ratio.

To maintain on a consolidated basis commencing with the quarter ending September 30, 2021, a ratio of Funded Debt to EBITDA not exceeding 3.25:1.0.

This ratio will be calculated at the end of each quarter, using the results of the trailing twelve (12) month period ending with such quarter.

Notwithstanding anything set forth herein to the contrary, after the closing of any Permitted Acquisition, the ratio of Funded Debt to EBITDA shall increase to 3.75:1.0 for the four (4) quarters immediately following the date such Permitted Acquisition closes.

3.5. Senior Funded Debt to EBITDA Ratio. Section 7.4 of the Credit Agreement is deleted in its entirety.

3.6. Fixed Charge Coverage Ratio. Section 7.5 of the Credit Agreement is amended and restated in its entirety to read as follows:

7.5 Basic Fixed Charge Coverage Ratio.

To maintain on a consolidated basis a Basic Fixed Charge Coverage Ratio of at least 1.25:1.0.

This ratio will be calculated at the end of each quarter, using the results of the trailing twelve (12) month period ending with such quarter.

3.7. Dividends and Distributions. Section 7.6 of the Credit Agreement is deleted in its entirety.

3.8. Unused Commitment Fee. Subsection (e) in Schedule A of the Credit Agreement is amended and restated in its entirety to read as follows:

(e) Unused Commitment Fee.

The Borrower agrees to pay a fee on any difference between the Credit Limit and the amount of credit it actually uses, determined by the daily amount of credit outstanding during the specified period. The fee will be calculated at one-fifth of one percent (0.20%). This fee is due on September 30, 2021, and on the same day of each following quarter until the expiration of the availability period.

3.9. Permitted Acquisitions. The Borrower shall notify Lender of any Permitted Acquisition not less than seven days prior to closing on such Permitted Acquisition and provide Lender with copies of the current draft of the purchase agreement and any other material documents in connection with such Permitted Acquisition. Not later than ninety (90) days after the closing of each Permitted Acquisition, the Lender shall have received all documentation and other information regarding each Person which is the subject of a Permitted Acquisition as the Lender and its counsel may require, including, such documents as are necessary to add such Person as a Borrower to the Credit Agreement and will grant liens to the Lender, for the benefit of the Lender, in any property of such Person which constitutes Collateral. Without limiting the foregoing, the Borrower will, and will cause each such Person to, execute and deliver, or cause to be executed and delivered, to the Lender such documents, agreements and instruments, and will take or cause to be taken such further actions (including the filing and recording of financing statements, and other documents and such other actions or deliveries of the type required by the Credit Agreement), which may be required the Lender or which the Lender may, from time to time, reasonably request to carry out the terms and conditions of this Agreement and the other Loan Documents and to ensure perfection and priority of the liens created or intended to be created in favor of the Lender, all in form and substance satisfactory to the Lender and all at the expense of the Borrower.

3.10. Replacement of LIBOR. Notwithstanding anything to the contrary herein or in any other Loan Document,

(a) on March 5, 2021 the Financial Conduct Authority (“FCA”), the regulatory supervisor of LIBOR’s administrator (“IBA”), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1-week, 1-month, 2-month, 3-month, 6-month and 12- month U.S. Dollar LIBOR tenor settings. On the earliest of (i) the date that all Available Tenors of U.S. Dollar LIBOR have permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative, (ii) June 30, 2023, and (iii) the effective date of a SOFR Early Opt-in, if the then-current Benchmark is LIBOR, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest will be payable on a monthly basis;

(b) upon (i) the occurrence of a Benchmark Transition Event or Other Rate Early Opt-in, or (ii) a determination by Lender that neither of the alternatives under clause (a) of the definition of Benchmark Replacement are available, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. on the fifth Business Day after the date Lender notifies Borrower Agent of the Benchmark Replacement, without any amendment to, or further action or consent of any other party to, this Agreement or any Loan Document; provided, that solely in the event that the then-current Benchmark at the time of a transition due to a Benchmark Transition Event is not a SOFR-based rate, the Benchmark Replacement therefor shall be determined in accordance with clause (a) of the definition of Benchmark Replacement unless Lender determines that neither of such alternative rates is available; and

(c) at any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, Borrower may revoke any request for a borrowing of, conversion to or continuation of Loans to be made, converted or continued that would bear interest by reference to such Benchmark until Borrower’s receipt of notice from Lender that a Benchmark Replacement has replaced such Benchmark, and, failing that, Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans. During the period referenced in the foregoing sentence, the component of Base Rate based on the Benchmark will not be used in any determination of Base Rate.

3.11. Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, Lender will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

3.12. Notice. Lender will promptly notify Borrower of the implementation of any Benchmark Replacement and the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by Lender pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date, and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section.

3.13. Term Tenors. At any time (including in connection with the implementation of a Benchmark Replacement), (a) if the then-current Benchmark is a term rate (including Term SOFR or LIBOR), Lender may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including Benchmark Replacement) settings; and (b) Lender may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings

4. Representations and Warranties. The Borrower hereby represents and warrants to the Bank that:

4.1. The Borrower is in compliance with all of the terms, covenants and conditions of the Credit Agreement, and all of the terms, covenants and conditions of each of the other Loan Documents to which it is a party.

4.2. There exists no Event of Default and no event has occurred, or condition exists which, with the giving of notice or lapse of time, or both, would constitute an Event of Default.

4.3. After giving effect to this Amendment, the representations and warranties contained in the Credit Agreement are, except to the extent that they relate solely to an earlier date, true with the same effect as though such representations and warranties had been made on the date hereof.

4.4. The Borrower has full corporate power and authority to execute and deliver this Amendment, to perform its obligations under the Credit Agreement and to incur the obligations provided for herein and therein, all of which have been duly authorized by all proper and necessary corporate action. No consent or approval of the stockholders of the Borrower which has not been obtained and no consent or approval of, notice to or filing with, any public authority which has not been obtained or made is required as a condition to the validity of this Amendment.

4.5. This Amendment and the Credit Agreement constitutes the valid and legally binding obligations of the Borrower, enforceable in accordance with their respective terms, except as the enforceability hereof or thereof may be limited by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

4.6. There is no existing mortgage, lease, indenture, contract or other agreement binding on the Borrower or affecting its property, that would conflict with or in any way prevent the execution or delivery of this Amendment or the carrying out of the terms of the Credit Agreement.

4.7. The Borrower is not (1) an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (2) a plan or account subject to Section 4975 of the Internal Revenue Code of 1986 (the “Code”); (3) an entity deemed to hold “plan assets” of any such plans or accounts for purposes of ERISA or the Code; or (4) a “governmental plan” within the meaning of ERISA.

5. Release of Guarantor. Borrower has requested that Bank release Gary Bowman (the “Released Guarantor”) from any and all liability for the repayment of principal or interest under the Guaranty, and Bank has agreed on the condition that Released Guarantor release the Bank from any and all claims and disputes between them related to the Credit Agreement and any of the other Loan Documents. In furtherance of the preceding, Borrower, Bank and the Released Guarantor agree as follows:

(a) Released Guarantor, for himself and his agents, representatives, attorneys, personal representatives, heirs, successors and assigns, hereby remises, releases and forever discharges Bank and its agents, representatives, employees, attorneys, successors and assigns, of and from any and all claims, causes of action, rights, suits, proceedings, debts, sums of money, amounts, covenants, agreements, promises, judgments, contracts, damages, costs, expenses, and demands of whatsoever kind or nature, whether in law or in equity, which Released Guarantor has, has had, or may at any time hereafter have against Bank under the Loan Documents, for, upon, or by reason of any matter, cause or thing whatsoever, related to the facts and events described in, or arising under or in connection with the Loan Documents and any of the documents and agreements described in, the Credit Agreement.

(b) Bank, for itself and its agents, representatives, attorneys, personal representatives, successors and assigns, hereby remises, releases and forever discharges Released Guarantor and his agents, representatives, attorneys, personal representatives, heirs, successors and assigns, of and from any and all claims, causes of action, rights, suits, proceedings, debts, sums of money, amounts, covenants, agreements, promises, judgments, contracts, damages, costs, expenses, and demands of whatsoever kind or nature, whether in law or in equity, which Bank has, has had, or may at any time hereafter have against Released Guarantor arising under the Credit Agreement, for, upon, or by reason of any matter, cause or thing whatsoever, related to the facts and events described in, or arising under or in connection with the Loan Documents.

6. Conditions. The effectiveness of this Amendment is subject to the following conditions precedent:

6.1. Amendment. The Borrower and the Bank shall have executed and delivered one or more counterparts of this Amendment.

6.2. Payment of Fees. The Borrower shall pay to the Bank the fees and expenses set forth in paragraph 10 of this Amendment.

6.3. Other Conditions. The Bank shall have received any and all other certificates, statements, opinions and other documents required by the terms of this Amendment or otherwise requested by the Bank.

7. No Other Amendments; Reaffirmation; No Novation; No Waiver; Reservation of Rights and Release. Except as expressly amended hereby, the terms of the Credit Agreement shall remain in full force and effect in all respects, and the Borrower hereby reaffirms its obligations under the Credit Agreement and under each of the other Loan Documents to which it is a party. The Borrower acknowledges and agrees that (a) the execution and delivery of this Agreement and consummation of the transactions contemplated hereby do not reduce, discharge, release, impair or otherwise limit any of the Borrower’s obligations under the Credit Agreement or any of the other Loan Documents to which it is a party, (b) the Borrower does not have any offset, counterclaim or defense of any kind to its obligations, covenants or agreements under the Credit Agreement or any of the other Loan Documents to which it is a party, (c) nothing contained in this Agreement shall be deemed to constitute a waiver or release by the Bank of any default or Event of Default that may now or hereafter exist under the Credit Agreement or any of the other Loan Documents, or of the Bank’s right to exercise any and all of its rights and remedies thereunder, all of which rights and remedies are hereby reserved by the Bank, and (d) nothing contained in this Agreement shall be construed to constitute a novation with respect to the indebtedness described in the Credit Agreement and the other Loan Documents. The Borrower, for itself and for its successors and assigns, hereby releases and forever discharges the Bank and the Bank’s, respective predecessors, successors, assigns, officers, managers, directors, employees, agents, attorneys, representatives and affiliates (collectively, the “Bank Group”), from any and all presently existing claims, demands, damages, liabilities, actions and/or causes of action of any nature whatsoever, including, without limitation, all claims, demands and causes of action for contribution and indemnity, whether arising at law or in equity, whether known or unknown, whether liability be direct or indirect, liquidated or unliquidated, whether absolute or contingent, foreseen or unforeseen, and whether or not heretofore asserted, which the Borrower may have or claim to have against any of the Bank Group arising out of facts or events in any way related to the Credit Agreement, any of the other Loan Documents, or the transactions contemplated thereby or hereby that exist on the date hereof or arise from facts or actions occurring prior hereto or on the date hereof.

8. Security for Obligations. The Borrower hereby acknowledges and agrees that all indebtedness and other obligations of the Borrower under the Credit Agreement are secured by the collateral described in the Loan Documents.

9. References. All references in the Credit Agreement to “this Agreement,” “herein,” “hereunder” or other words of similar import, and all references to the “Credit Agreement” or similar words in the other Loan Documents, or any other document or instrument that refers to the Credit Agreement, shall be deemed to be references to the Credit Agreement as amended by this Amendment.

10. Fees and Expenses. In consideration of Bank’s agreement to amend the terms of the Credit Agreement, the Borrower agrees to pay the Bank a nonrefundable renewable fee in the amount of $42,500 with respect to Facility No. 1. In addition, the Borrower hereby agrees that it will pay all reasonable out-of-pocket expenses incurred by the Bank in connection with the preparation of this Amendment and the consummation of the transactions described herein, including, without limitation, the reasonable attorneys’ fees and expenses of the Bank.

11. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia, without reference to conflicts of law principles.

12. Counterparts; Electronic Delivery. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument. Delivery by any party to this Amendment of its signatures hereon through facsimile or other electronic image file (including .pdf) (i) may be relied upon as if this Amendment were physically delivered with an original hand-written signature of such party, and (ii) shall be binding on such party for all purposes.

13. Successors. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

14. FINAL AGREEMENT. BY SIGNING THIS AMENDMENT, EACH PARTY REPRESENTS AND AGREES THAT: (A) THIS AMENDMENT REPRESENTS THE FINAL AGREEMENT BETWEEN OR AMONG THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF, (B) THIS AMENDMENT SUPERSEDES ANY COMMITMENT LETTER, TERM SHEET OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS RELATING TO THE SUBJECT MATTER HEREOF, UNLESS SUCH COMMITMENT LETTER, TERM SHEET OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS EXPRESSLY PROVIDES TO THE CONTRARY, (C) THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES, AND (D) THIS AMENDMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF THE PARTIES.

[Signatures begin on following page]

IN WITNESS WHEREOF, the Borrower and the Bank have caused this Amendment to be duly executed under seal, all as of the day and year first above written.

BOWMAN CONSULTING GROUP, LTD., a Delaware corporation

By:	/s/ Gary Bowman	(Seal)
Gary Bowman
President

By:	/s/ Michael Bruen	(Seal)
Michael Bruen
Vice-President and Assistant Secretary

[Signatures continue on following page]

BANK OF AMERICA, N.A., a national banking association

By:	/s/ Chu H Yi	(Seal)
Name:	Chu H. Yi
Title:	Senior Vice President

[Consent and Reaffirmation of Guarantor and Pledgor]